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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                ----------------


                        THE PEAK TECHNOLOGIES GROUP, INC.
                            (Name of Subject Company)


                           KIRKWOOD ACQUISITION CORP.
                     an indirect wholly owned subsidiary of

                            MOORE CORPORATION LIMITED
                                    (Bidder)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    INCLUDING THE ASSOCIATED PREFERRED STOCK
                                 PURCHASE RIGHTS
                         (Title of Class of Securities)

                                   0007046831
                      (CUSIP Number of Class of Securities)


                              Joseph M. Duane, Esq.
                           Kirkwood Acquisition Corp.
                               275 N. Field Drive
                           Lake Forest, Illinois 60045
                                 (847) 615-6000
          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                               -------------------


                                    Copy To:
                            Dennis J. Friedman, Esq.
                               David M. Wilf, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100


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


          Moore Corporation Limited and Kirkwood Acquisition Corp. hereby amend and supplement their Tender Offer Statement (the "Statement") on Schedule 14D-1, originally filed on April 29, 1997, as amended by Amendment No. 1, filed on May 7, 1997, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.01 per share, of The Peak Technologies Group, Inc., a Delaware corporation (together with the associated preferred stock purchase rights).

          Item 11. Material to be Filed as Exhibits

          (a)(11) Press Release issued by Moore on May 21, 1997.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 1997


                                            MOORE CORPORATION LIMITED

                                            By:      /s/ JOSEPH M. DUANE, ESQ.
                                                     -------------------------
                                            Name:    Joseph M. Duane, Esq.
                                            Title:   Vice President, Corporate
                                                     Development and General
                                                     Counsel


                                            By:      /s/ STEPHEN A. HOLINSKI
                                                     -------------------------
                                            Name:    Stephen A. Holinski
                                            Title:   Senior Vice President and
                                                     Chief Financial Officer


                                            KIRKWOOD ACQUISITION CORP.

                                            By:      /s/ JOSEPH M. DUANE, ESQ.
                                                     -------------------------
                                            Name:    Joseph M. Duane, Esq.
                                            Title:   Director and President

                                  EXHIBIT INDEX


(a)(11) Press Release issued by Moore on May 21, 1997.

                                                               Exhibit (a)(11)


                               MOORE NEWS RELEASE

                                                    Moore Corporation, Limited
                                                    1 First Canadian Place
                                                    Toronto, Ontario
             Michael Barrett                        Canada M5X 1G5
             Corporate Communications               Phone:   (416) 364-2600
             (416) 360-4775                         Fax:     (416) 360-4767



             MOORE ANNOUNCES TERMINATION OF GERMAN ANTITRUST WAITING PERIOD IN PROPOSED OFFER FOR SHARES OF PEAK TECHNOLOGIES GROUP



          Toronto, ONT -- May 21, 1997 -- Moore Corporation Limited announced today that the premerger notification waiting period for the German Federal Cartel Office was terminated and, therefore, Moore has received clearance to proceed with its tender offer for the shares of The Peak Technologies Group, Inc. Moore's tender offer for Peak currently is scheduled to expire on May 27, 1997.



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          Moore  Corporation  Limited  (TSE,ME,NYSE:  MCL) is the leading global partner helping companies communicate through print and digital technologies. As
the  leading  supplier  of  document  formatted   information,   Moore  designs,
manufactures  and  delivers  business  communications  products,   services  and
solutions  to  customers.  Founded  in  1882,  Moore  has  approximately  19,000 employees and over 100 manufacturing facilities serving customers in 47 countries. Sales in 1996 were US $2.5 billion. The Moore internet address is http://www.moore.com.